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SEC FILE NUMBER
000-21433

CUSIP NUMBER
346563109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Forrester Research, Inc.

Full Name of Registrant
N/A

Former Name if Applicable

400 Technology Square

Address of Principal Executive Office (Street and Number)
Cambridge, MA 02139

City, State and Zip Code

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)
The Audit Committee of the Board of Directors of Forrester Research, Inc. (the “Company”) has conducted an investigation into the Company’s stock option granting practices. The Company has been assisted in the investigation by the law firms of Ropes & Gray LLP and Skadden, Arps, Slate, Meagher & Flom LLP and the consulting firm of Huron Consulting Group.
The Audit Committee has identified option grants that had exercise prices lower than the fair value of the common stock on the appropriate accounting measurement dates that were not appropriately accounted for. Based on the results of the investigation, management has concluded, and the Audit Committee of the Company’s Board of Directors agreed, that the Company will need to restate its historical financial statements to record additional non-cash charges for compensation expense relating to past stock option grants and related tax impacts. The Company has incurred, and expects to incur, cash expenses associated with the restatement, including professional fees and tax-related and other payments. The Company has not yet completed the restatement process. Based on the findings to date, the Company expects to record a cumulative adjustment to non-cash stock-based compensation expense of $45-50 million, with most of the charge relating to years prior to 2003. As a result of the investigation and pending restatements of its historical financial statements, the Company did not file Form 10-Q for the period ending March 31, 2007 and Form 10-K for the period ending December 31, 2006, and filed corresponding Forms 12b-25 on May 10, 2007 and March 16, 2007, respectively.
On March 2, 2007, management of the Company concluded, and the Audit Committee of the Company’s Board of Directors agreed, that the Company’s financial statements and all earnings and press releases and similar communications issued by the Company relating to the years 1998 through 2006, including any interim periods, should no longer be relied upon. Because the impact of the investigation on the non-cash compensation charges and related tax impacts in the Company’s financial statements has not yet been finalized, the Company is not in a position to complete the preparation of the financial statements required to be included in its Quarterly Report on Form 10-Q for the period ending June 30, 2007.
The Company’s management and the Audit Committee have discussed these matters with BDO Seidman, LLP, the Company’s independent registered public accounting firm. The Company expects to file the Form 10-Q for the period ending June 30, 2007 as soon as is practicable after the required restatements are complete.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Gail S. Mann	(617)	613-6078
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Form 10-Q for the period ending March 31, 2007
Form 10-K for the period ending December 31, 2006
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed in Part III above, the full impact of the investigation on non-cash compensation charges and related tax impacts in the Company's financial statements has not yet been determined. In addition, there will be charges during the quarter for the cost of the investigation. The Company does not anticipate being able to estimate the degree to which all of these charges may affect current period results as compared to the prior period's results until the completion of its restatement analysis.

Forrester Research, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 9, 2007	By	/s/ GAIL S. MANN

Name: Gail S. Mann
Title: Chief Legal Officer